SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                        Commission File Number 000-23835


                           NOTIFICATION OF LATE FILING


       (Check One):/ / Form 10-K Form 20-F Form 11-K Form 10-Q Form N-SAR

For Period Ended: __________________

[X] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended: December 31, 2001

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify     the     Item(s)    to    which    the     notification     relates:

 -------------------------------------------------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

      Full Name of Registrant

                           HomeSeekers.com, Incorporated
                           -----------------------------

      Former Name if Applicable


      Address of Principal Executive Office (Street and Number)

                           2800 Saturn Street, Suite 200
                           -----------------------------

      City, State and Zip Code

                           Brea, California  92821
                           -----------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /      (c)      The  accountant's  statement or other exhibit required by Rule
                  12b- 25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company has not, without reasonable effort or expense, been able to complete its Transition Report on Form 10-K for the six-months ended December 31, 2001 (the "Form 10-K") by the close of business on April 1, 2002 because:

         The Company has experienced severe negative cash flows and recurring losses from operations. The Company has a working capital deficit and limited cash reserves. The Company's management and accounting staff have, of necessity, been required to focus on the Company's significant operational and cash flow issues.

         During recent months the Company has expended significant effort in consolidating its operations and reducing its fixed operating expenses. Included in this consolidation was the closure of all of the Company's satellite offices including the Nevada operations and the transition of all of its accounting function and records to the Company's main office in Brea, California.

         The Company expects to file the Form 10-K within the 15-day period provided for under Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Steven M. Crane         (714)                 993-4295
      --------------------------------------------------------------
             (Name)           (Area Code)         (Telephone Number)

         2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 /X/ Yes   No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 /X/ Yes   No


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company reported a net loss totaling in excess of $51.6 million for the fiscal year ended June 30, 2001. For the quarter ended September 30, 2001, the Company reported a net loss of $6.1 million. Subject to a further write-down of its intangible assets, and the disposition of a business segment during the quarter ended December 31, 2001, the Company expects to report a loss from operations and net loss approximating $13.5 million for the six-months ending December 31, 2001.


                          HomeSeekers.com, Incorporated
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 29, 2002         By /s/ Steven M. Crane
     --------------            ----------------------------------------
                               President and Chief Operating Officer